SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SUNAIR ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

867017105

(CUSIP Number)

David Ristaino, Esq.

Akerman Senterfitt

Las Olas Centre II, Suite 1600

350 East Las Olas Boulevard

Fort Lauderdale, Florida 33301-2229

Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 867017105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN J. HAYES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 41,666
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 623,266
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 867017105	13D	Page 3 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $.10 par value per share (the “Common Stock”), of Sunair Electronics, Inc., a Florida corporation (the “Company”), whose principal executive offices are located at 3005 SW Third Ave., Fort Lauderdale, FL 33315.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by John J. Hayes (the “Reporting Person”).

(b)-(c)     The business address of the Reporting Person is c/o Sunair Electronics, Inc., 3005 SW Third Ave., Fort Lauderdale, FL 33315. The Reporting Person is the President and Chief Executive Officer of the Company.

(d)-(e)     The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 16, 2004, the Reporting Person was granted an option to purchase 166,666 shares of Common Stock as an inducement to entering into an employment agreement with the Company. The options will vest equally over a period of four years from the grant date.

Commencing on August 8, 2005, and ending on the first anniversary thereafter, the Reporting Person, as a limited partner of Coconut Palm Capital Investors II, Ltd. (the “Partnership”), has the right, at any time, to redeem his limited partnership interests in the Partnership in exchange for: (i) 290,800 shares of Common Stock: (ii) warrants to purchase 145,400 shares of Common Stock at an exercise price of $6.00 per share, which are immediately exercisable and expire on February 8, 2008; and (iii) warrants to purchase 145,400 shares of Common Stock at an exercise price of $7.00 per share, which are immediately exercisable and expire on February 8, 2010. The Reporting Person will be required to pay $250.00 to the Partnership, in the event he elects to redeem his limited partnership interests.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Person beneficially owns 623,266 shares of the Company’s Common Stock, which includes the right to acquire: (i) 41,666 shares of Common Stock upon the exercise of options granted pursuant to the Reporting Person’s employment agreement with the Company, which are exercisable within 60 days; (ii) 290,800 shares of Common Stock, in the event the Reporting Person redeems his limited partnership interests in the Partnership; and (iii) 290,800 shares of Common Stock, in the event the Reporting Person redeems his limited partnership interests in the Partnership, and, thereafter, exercises the warrants to purchase shares of the Company’s Common Stock received in exchange for his limited partnership interests. The Reporting Person is deemed to beneficially own, in the aggregate, approximately 5.93% of the outstanding shares of the Company’s Common Stock, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 10,186,377 shares, which is the total number of shares of the Company’s Common Stock outstanding as of November 2, 2005.

CUSIP No. 867017105	13D	Page 4 of 6 Pages

(b)           The Reporting Person has the sole power or may be deemed to have the sole power to vote or to direct the vote of 41,666 shares of Common Stock, consisting of 41,666 shares of Common Stock underlying options that are exercisable within 60 days. As described in Item 6 below, in the event the Reporting Person redeems his limited partnership interests in the Partnership, the general partner of the Partnership will have the sole power to vote or to direct the vote of an aggregate of 581,600 shares of the Company’s Common Stock that are beneficially owned by the Reporting Person, consisting of 290,800 shares of Common Stock and 290,800 shares of Common Stock underlying warrants that are immediately exercisable.

(c)           Except for receiving the right to acquire the securities of the Company in exchange for redeeming his limited partnership interests in the Partnership, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In the event the Reporting Person elects to redeem his limited partnership interests in the Partnership, he will be required to grant the general partner of the Partnership a proxy to vote all of the securities owned by him at any meeting of the shareholders of the Company or any adjournment thereof, however called, and in any action by written consent of the shareholders of the Company, in such manner as the Partnership shall determine in its sole discretion. The proxy will automatically terminate upon the transfer of the securities by the Reporting Person to any third party, or upon the transfer of any ownership interest in the securities by the Reporting Person to any third party. A form of the proxy is filed herewith as Exhibit 1.

Except as set forth in this Item 6, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Form of Proxy.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2005

/s/ JOHN J. HAYES

John J. Hayes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 867017105	13D	Page 5 of 6 Pages

EXHIBIT 1

PROXY

AND POWER OF ATTORNEY

By its execution hereof, the undersigned limited partner (the “Limited Partner”) of Coconut Palm Capital Investors II, Ltd., a Florida limited partnership (the “Partnership”) hereby constitutes and appoints Coconut Palm Capital Investors II, Inc., and any of its nominees designated in writing (the “Proxy Holder”), with full power of substitution and resubstitution, as such Limited Partner’s true and lawful attorney and proxy, for and in such Limited Partner’s name, place and stead, to vote each and all of the securities of Sunair Electronics, Inc., a Florida corporation (“Sunair”), owned by the Limited Partner, as set forth on Exhibit A hereto (the “Securities”), at every meeting of the shareholders of Sunair, and to execute on behalf of such Limited Partner, or to instruct the record holder to execute, any ballot, proxy, consent, certificate or other document relating to the Proxy Holder that law permits or requires with respect to any matters involving or related to Sunair, in such Proxy Holder’s sole discretion.

This Proxy and Power of Attorney (“Proxy”), effective as the date hereof, is granted in connection with the redemption of the Limited Partner’s partnership interests in the Partnership, is coupled with an interest, and shall be irrevocable to the extent permitted by law until the Expiration Date (as defined below).

The Limited Partner hereby grants and gives the Proxy Holder full authority and power to do and perform any and all other acts necessary or incident to the performance and execution of the power the Limited Partner has expressly granted, with power to do and perform all acts authorized hereby, as fully to all intents and purposes as the Limited Partner might or could do if personally present.

The Limited Partner hereby ratifies and confirms all acts whatsoever that the Proxy Holder, as the Limited Partner’s agent, shall or may do by virtue of this Proxy.

In addition, the Limited Partner shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Proxy Holder, or its nominees, the power to carry out and give effect to the provisions of this Proxy.

Notwithstanding anything to the contrary contained herein, this Proxy shall automatically terminate (the “Expiration Date”) as of the earlier to occur of the following: (i) upon the execution of a written agreement by the Limited Partner, Partnership and Proxy Holder; or (ii) such date and time as the Limited Partner shall Transfer (as defined below) the Securities to any third party, or any ownership interest in the Securities to any third party; provided, however, if the Limited Partner Transfers some, but not all, of the Securities, then this Proxy shall terminate solely with respect to the Transferred Securities and shall remain valid and enforceable with respect to any remaining Securities owned by the Limited Partner.

For purposes of this Proxy, the Limited Partner shall be deemed to have effected a “Transfer” of a Security if such Limited Partner, directly or indirectly: (i) sells, offers to sell, enters into any type of equity swap, transfers or disposes of such Security, any interest therein, or the economic consequences of ownership of such Security or (ii) enters into an agreement, contract or commitment providing for the foregoing; provided, however, the Limited Partner shall not deposit (or permit the deposit of) any Securities in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Limited Partner under this Proxy. For purposes of this Proxy, a Transfer shall not include any Transfer of Securities: (i) to any member of the Limited Partner’s immediate family; (ii) to any entity controlled by the Limited Partner or any member of the Limited Partner’s immediate family; (iii) to a trust for the benefit of the Limited Partner or any member of the Limited Partner’s immediate family; or (iv) upon the death of the Limited Partner (each a “Related Party Transfer”). In the event the Limited Partner intends to effectuate any Related Party Transfer, the

CUSIP No. 867017105	13D	Page 6 of 6 Pages

intended transferee of the Securities shall duly execute a counterpart of this Proxy, and shall agree in writing to hold such Securities, or such interest therein, subject to all of the terms and conditions set forth in this Proxy. The Limited Partner hereby represents and agrees to those persons dealing with the Proxy Holder that this Proxy will not terminate upon the Limited Partner’s death, disability or incompetence.

The Limited Partner hereby agrees to provide written notice of any Transfer of Securities to the Partnership and the Proxy Holder within five (5) business days following such Transfer. Until such time as the Partnership and the Proxy Holder have received such notice, the Partnership and the Proxy Holder shall be entitled to rely on this Proxy.

This Proxy shall be governed by, construed and enforced in accordance with the laws of the State of Florida.

IN WITNESS WHEREOF, the undersigned has executed this Proxy and Power of Attorney, effective as of the date first set forth above.

_____________________________________________

Signature

_____________________________________________

Name (Please Print Name Exactly as it Appears on the Partnerships’ Records)

_____________________________________________

Title (Applicable Only for Entities)

STATE OF                                                  )

                                                                     ) SS:

COUNTY OF                                              )

The foregoing instrument was acknowledged before me on this _____ day of _______________, 200_, by_____________________, individually, or in his, her or its capacity as the ______________________ [Insert Title] of ____________________ [Insert Name of Class A Limited Partner], who is personally known to me or who has produced ____________________ (type of identification) as identification.

Printed Name:_________________________

Notary Public:_________________________

Commission Expires: ___________________

Serial Number: ________________________